Exhibit 5.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Auditors” in the Registration Statement on Amendment No. 1 to Form F-10 and related short form base shelf prospectus of Novadaq Technologies Inc. (the “Company”), relating to the issue and sale of preferred shares and common shares of the Company up to an aggregate initial offering price of US$100,000,000.

We also consent to the incorporation by reference therein of our report dated February 14, 2012 with respect to the consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, included in the Registration Statement on Form 40-F/A filed with the Securities and Exchange Commission on March 2, 2012.

Toronto, Canada	Chartered Accountants
March 26, 2012	Licensed Public Accountants